FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

CEDARA SOFTWARE CORP.

(Registrant's name)

6509 Airport Road
Mississauga, Ontario, Canada L4V 1S7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No __X__

CEDARA
Software with Vision

Management Discussion and Analysis

&

Financial Statements

Third Quarter Fiscal Year 2002

www.cedara.com

MANAGEMENT DISCUSSION AND ANALYSIS

The following information should be read in conjunction with the Company's unaudited consolidated interim financial statements and the notes thereto for the three months and nine months ended March 31, 2002 and the Management Discussion and Analysis and audited consolidated financial statements for the year ended June 30, 2001. All financial information is presented in Canadian dollars unless otherwise noted.

OVERVIEW OF THE COMPANY

Cedara is a leading provider of healthcare visualization software, serving major healthcare Original Equipment Manufacturers ("OEMs") and Value Added Resellers ("VARs") since 1987. The Company develops and markets software in diagnostic imaging, image management, and therapy for integration into healthcare solutions offered by world leaders in the healthcare sector. Cedara's products include 2D and 3D healthcare imaging software applications, components, platforms, and custom engineering solutions.

The Company believes the enhanced healthcare imaging capabilities of its products improve the quality of patient care through more accurate and efficient diagnosis and treatment. Cedara believes it offers the most complete portfolio of capabilities and products of any medical visualization software developer at a time when healthcare providers are actively seeking more integrated solutions. The Company believes it is the only healthcare imaging software company that offers products for the three inter-related phases of the clinical workflow process – creating images (diagnostic imaging); electronically distributing images for physicians to read (image management); and employing images in treatment technologies (therapy).

Cedara generates revenue in three ways: through developing and then licensing its software products to OEMs and VARs; through the funded development of custom software products for healthcare OEMs; and through service and support provided to its corporate customers.

THIRD QUARTER FISCAL 2002 BUSINESS HIGHLIGHTS

Historically, Cedara has operated in two business segments – the Imaging & Information Solutions business ("IIS" formerly, now "continuing operations") and the Surgical Navigation Specialists business ("SNS"). IIS develops and markets imaging software and related services to OEMs and VARs. SNS developed and sold healthcare imaging software, integrated with surgical hardware, to end-user hospitals in the surgery market.

On June 29, 2001, the Company adopted a formal plan to dispose of its SNS business segment, and consequently the results of SNS are reported as a discontinued operation in the Company's consolidated interim financial statements for the three months and nine months ended March 31, 2002.

Significant events and actions taken in the third quarter of FY2002 include:

- An additional $1.5 million of promissory notes were settled via conversion to 600,000 common shares at a conversion price of $2.50. Also, during the third quarter, an additional $350,000 of promissory notes were settled by exchanging the notes for unsecured convertible debentures with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share. Of the original $7.1 million of promissory notes, these conversions bring the total converted to equity and convertible debentures to $5.35 million as at March 31, 2002.

- The Company entered into new banking arrangements, which allows for a $9.0 million operating line, bearing interest at prime plus ½% per annum. The revised banking arrangements do not contain financial covenants. As part of the revised banking arrangements, Analogic Corporation has guaranteed the bank operating facility by way of a letter of credit issued to the bank.

- In January 2002, the Company had received a Nasdaq Staff Determination indicating that the Company failed to comply with either the US$4.0 million net tangible assets or the US$10.0 million minimum stockholders' equity requirements for continued listing on Nasdaq. Following a February 2002 hearing in Washington before a Nasdaq Listings Qualifications Panel at which Cedara executives made a presentation, in March 2002, the Panel decided to continue Cedara's Nasdaq listing but to transfer such listing from the Nasdaq National Market to the Nasdaq Small Cap Market effective April 1, 2002. The Company is currently appealing the Panel's decision and requesting continued listing on the Nasdaq National Market.

- In March 2002, the Company announced the sale of certain of SNS's intellectual property to a third party for a total purchase price of $2.7 million. As the largest creditor of SNS, Cedara anticipates retaining approximately $2.5 million on the distribution of these funds.

Significant events and actions subsequent to the end of the third quarter include:

- In April 2002, the Company announced that Ram Ramkumar, the President and Chief Executive Officer of Inscape Corporation, and John Millerick, the Senior Vice President, Chief Financial Officer and Treasurer of Analogic Corporation, had been appointed to Cedara's Board of Directors following the resignations of Paul Echenberg and Tom Miller.

- On May 3, 2002, the Company completed a private placement of 580,461 common shares to Analogic Corporation at approximately $2.35 per share for net proceeds of approximately $1.4 million at the current exchange rate. This brings Analogic's interest in Cedara back to 19% on an after-investment basis. As part of Analogic's original investment, Cedara agreed to grant Analogic pre-emptive rights whereby Analogic has the right to maintain its 19% equity interest in the event of certain issuances by Cedara of its securities.

- On May 14, 2002, the Company announced a private placement of convertible debentures for approximately $1.1 million to Toyo Corporation of Japan. The transaction included the purchase by Toyo of an existing promissory note of $500,000 and a new debenture issue from treasury of approximately $1.1 million for a total investment of approximately $1.6 million. Under the terms of the financing, the convertible debentures bear interest of 5% per annum and mature in five years. The convertible debentures can be converted into common shares of the Company at a conversion price of $2.50 per share.

- As of May 14, 2002, substantially all of the remaining $1.75 million of promissory notes were exchanged for unsecured convertible debentures with a corresponding principal amount due five years from the date of issuance bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the unaudited consolidated interim financial statements and notes, and this Management Discussion and Analysis constitute forward-looking statements. These include statements about management's expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "anticipate, intend, believe, estimate, forecast and expect" and similar words. All forward-looking statements reflect management's current views with respect to future events and are subject to certain risks and uncertainties and assumptions that have been made. Important factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

- Adverse consequences of financial leverage,
- Ability to service debt,
- Continued acceptance of Cedara's products,
- Intense competition,
- Rapid technological change,
- Dependence on intellectual property rights,
- Risks relating to product defects and product liability,

- Risks related to international operations,

and other risks detailed from time to time in other continuous disclosure filings of the Company. If one or more of these risks or uncertainties materialize, or if assumptions underlying the forward-looking statements prove incorrect, actual results could vary materially from those that are expressed or implied by these forward-looking statements.

RESULTS OF CONTINUING OPERATIONS

For the third quarter of fiscal year ("FY") 2002, revenue was $11.5 million compared to $13.8 million in the same period last year, a decrease of $2.3 million or 17%. The net loss from continuing operations for the third quarter ("Q3") of FY2002 was $0.7 million or $0.03 per share compared to a net loss of $3.3 million or $0.20 per share in the previous year.

Revenue for the first nine months of fiscal 2002 was $34.2 million, an increase of $1.3 million or 4% compared to the $32.9 million in the same period last year.

The net loss from continuing operations for the first nine months of fiscal 2002 was $3.1 million or $0.15 per share compared to a net loss of $14.7 million or $0.90 per share in the same period last year.

Revenue

Revenue by Product Category

	Three Months Ended March 31		Nine Months Ended March 31		Percentage Change Period Ended March 31, 2001 to 2002	
	2002	2001	**2002**	2001	**Three Months**	**Nine Months**
Software licenses	**7.7**	7.2	**20.4**	14.1	7%	45%
Engineering services	**3.3**	4.8	**12.4**	12.4	(30%)	-
Services and other[1]	**0.5**	1.8	**1.4**	6.4	(76%)	(77%)
Total	**$11.5**	$13.8	**$34.2**	$32.9	(17%)	4%

(1) Primarily Dicomit hardware systems revenue. Dicomit software revenue is included in software licenses.

For the three months ended March 31, 2002, lower engineering services revenue of $1.5 million or 30% and a decline in services and other revenue of $1.3 million or 76%, were offset partially by increased software license revenue of $0.5 million or 7%. Lower engineering services revenue is due to the completion, early in the quarter, of a long-term engineering services project. The decline in services and other revenue is due to a strategic shift to focus on higher margin software products.

For the nine months ended March 31, 2002, software license revenue increased by $6.3 million or 45% to $20.4 million, offset partially by lower services and other revenue of $5.0 million or 77%. Engineering services revenue, at $12.4 million, was equal to revenue in the same period last year. The increase in software license revenue is due to a combination of higher platform software license revenue of $2.6 million, higher applications software license revenue of $2.6 million, improved image management (Picture Archive and Communication Systems or "PACS") revenue of $0.6 million and increased Dicomit software license revenue of $0.5 million. The decline in services and other revenue is due to the same factors mentioned above for the three months ended March 31, 2002.

Revenue by Geographic Region

	Three Months Ended March 31		Nine Months Ended March 31		Percentage Change Period Ended December 31, 2001 to 2002	
	2002	2001	**2002**	2001	**Three Months**	**Nine Months**
United States	**2.5**	6.1	**9.4**	13.8	(58%)	(32%)
Europe	**1.6**	2.5	**7.2**	5.0	(35%)	46%
Asia	**7.4**	5.2	**17.6**	14.1	40%	25%
Total	**$11.5**	$13.8	**$34.2**	$32.9	(17%)	4%

For the three months ended March 31, 2002, lower revenue in the United States of $3.6 million or 58% and Europe of $0.9 million or 35% were offset partially by increased revenue in Asia of $2.2 million or 40%. Higher revenues in Asia were due primarily to increased software license revenue of $3.0 million offset by lower engineering services revenue of $0.8 million. Lower revenues in the United States reflect primarily lower software license revenue of $1.5 million and reduced hardware systems sales to a major OEM customer of $1.4 million. The decline in European revenue is due primarily to lower software license revenue of $1.0 million.

For the nine months ended March 31, 2002, increased revenues in Asia of $3.5 million or 25% and Europe of $2.2 million or 46% were partially offset by lower United States revenue of $4.4 million or 32%. Higher revenue in Europe was due primarily to the signing of software license contracts with major OEM partners. Increased sales in Asia reflect the completion of a significant phase of a large-scale development contract for a major customer. The decline in United States revenue is due primarily to lower hardware systems sales to a major OEM.

Gross Margin

Gross margin increased to $8.6 million or 75% of revenue in Q3 FY2002 compared to $8.3 million or 61% of revenue in the same period last year. The margin improvement in Q3 FY2002 is due to an increased proportion of high-margin software license revenues and a return to normal engineering services margins as a result of the renegotiation of a large-scale development contract. Software license revenue comprised 67% of Q3 FY2002 revenue compared to 52% of Q3 FY2001 revenue.

Gross margin in the first nine months of FY2002 increased to $25.1 million or 73% of revenue compared to $19.1 million or 58% of revenue in the first nine months of FY2001 and reflects a return to what has been the Company's historic gross margin level.

Operating Expenses

Total operating expenses for Q3 FY2002 were $9.2 million, a decrease of $0.5 million or 6% compared with the $9.7 million incurred in the same period last year. Operating expenses in the first nine months of fiscal 2002 declined by $3.8 million or 13% to $26.7 million compared to $30.5 million in the same period last year. The decline in overall operating expenses reflects the Company's ongoing cost reduction initiatives. Between July 2001 and March 2002, including the impact of discontinued operations, the Company's salary costs have been reduced by 36%. The components of the decrease in operating expenses are outlined below.

Research and Development	**Three Months Ended March 31**		**Nine Months Ended March 31**	
(In millions of dollars)	**2002**	2001	**2002**	2001
Research and Development	**3.4**	2.8	**9.3**	7.8
As a percentage of total revenue	**30%**	20%	**27%**	24%

Research and development costs for Q3 FY2002 increased by $0.6 million or 23% to $3.4 million compared to $2.8 million in the same period last year. As a percentage of revenue, research and development represented 30% of revenue for Q3 FY2002 compared to 20% in Q3 FY2001. The increase in spending reflects investments in new software applications products such as I-Acquire for digital radiography, I-Bridge for hospital information system communications, and Cedara's new components based OpenEyes platform.

Research and development costs in the nine months ended March 31, 2002 were $9.3 million, an increase of $1.5 million or 19% compared to the $7.8 million incurred in FY2001. The increase reflects the same factors explained in Q3 FY2002 above. As a percentage of revenue, research and development represented 27% of revenue for the nine months of FY2002 compared with 24% in FY2001.

Sales and Marketing	**Three Months Ended March 31**		**Nine Months Ended March 31**	
(In millions of dollars)	**2002**	2001	**2002**	2001
Sales and Marketing	**1.0**	1.4	**4.0**	5.3
As a percentage of total revenue	**9%**	10%	**12%**	16%

Sales and marketing costs for Q3 FY2002 decreased by $0.4 million or 30% to $1.0 million compared to $1.4 million in Q3 FY2002. As a percentage of revenue, sales and marketing represented 9% of revenue for Q3 FY2002 compared to 10% in Q3 FY2001. The $0.4 million decrease in Q3 FY2002 is due primarily to the Company's ongoing cost reduction initiatives including the reduction of marketing expenses.

Sales and Marketing costs for the nine months ended March 31, 2002 were $4.0 million compared to $5.3 million in the same period last year, a decrease of $1.3 million or 24%. As a percentage of revenue, sales and marketing represented 12% of revenue for the first nine months of FY2002 compared to 16% in the same period last year. The decline can be attributed to the Company's ongoing cost reduction initiatives including the wind up of foreign subsidiaries.

General and Administration	**Three Months Ended March 31**		**Nine Months Ended March 31**	
(In millions of dollars)	**2002**	2001	**2002**	2001
General and Administration	**2.8**	3.1	**8.2**	9.2
As a percentage of total revenue	**25%**	22%	**24%**	28%

General and administration expenses for Q3 FY2002 declined by $0.3 million or 9% compared to the same period last year. As a percentage of revenue, general and administration represented 25% of revenue for Q3 FY2002 compared to 22% in Q3 FY2001. The cost savings achieved as a result of the Company's efforts to reduce overhead costs, which included staff reductions and a reduction in discretionary expenditures, was partially offset by higher non-recurring costs of $0.2 million associated with the reorganization of the business.

General and administration expenses in the nine months ended March 31, 2002 were $8.2 million, a decrease of $1.0 million or 11% compared to the $9.2 million incurred in the same period last year. The general and administration expenses for the first nine months of FY2001 of $9.2 million have been reduced by the allocation of costs to the discontinued SNS business of $1.1 million. Excluding the impact of the $1.1 million allocation to the SNS business, general and administration expenses in the nine months ended March 31, 2001 were $10.3 million. In terms of actual cash outlay, the $8.2 million of general and administration expenses incurred in the first nine months of FY2002 represents a reduction of $2.1 million or 20% over the actual cash outlay of $10.3 million in the same period last year.

Severance Costs	**Three Months Ended March 31**		**Nine Months Ended March 31**	
(In millions of dollars)	**2002**	2001	**2002**	2001
Severance Costs	**0.2**	-	**0.7**	0.6

Between July 2001 and March 2002, including the impact of discontinued operations, the Company has reduced its overall workforce by approximately 35%. This cost reduction initiative included the elimination of six senior executive positions as well as five management level directors. The $0.1 million increase in severance costs in the nine months ended March 31, 2002 compared to the same period last year reflects the ongoing reorganization of the business.

Other Charges	**Three Months Ended March 31**		**Nine Months Ended March 31**	
(In millions of dollars)	**2002**	2001	**2002**	2001
Operating leases	**0.3**	0.3	**0.9**	1.0
Bad debt expense	-	0.1	**0.1**	0.3
Foreign exchange loss (gain)	**0.1**	-	**(0.5)**	-
	0.4	0.4	**0.5**	1.3

Operating leases represents the costs associated with leasing computer equipment. The foreign exchange gain for the first nine months of FY2002 is due primarily to exchange gains on the sale of US dollars.

Amortization of Deferred Compensation	**Three Months Ended March 31**		**Nine Months Ended March 31**	
(In millions of dollars)	**2002**	2001	**2002**	2001
Amortization of Deferred Compensation	-	1.0	-	3.1

In May 2000, the Company purchased 91.5% of the outstanding common shares of Dicomit it did not already own. Of the total purchase consideration, $4.5 million was contingent upon the continued employment of two of the former shareholders of Dicomit to June 30, 2001. This portion of the consideration has been recorded as deferred compensation and has been amortized on a straight-line basis over the period to June 30, 2001.

Depreciation and Amortization	**Three Months Ended March 31**		**Nine Months Ended March 31**	
(In millions of dollars)	**2002**	2001	**2002**	2001
Amortization of intangibles	**0.4**	0.5	**1.1**	1.5
Depreciation and amortization	**0.9**	0.5	**2.8**	1.8
	1.3	1.0	**3.9**	3.3

Depreciation and amortization increased by $0.3 million to $1.3 million in Q3 FY2002 compared to $1.0 million recorded in the same period last year. Depreciation and amortization charges for the first nine months of FY2002 were $3.9 million compared to $3.3 million in the same period last year. The increase for both the three and nine month periods ended March 31 are due primarily to the increase in the Company's capital assets base as a result of FY2001 capital expenditures, offset by the reclassification of certain intangibles to goodwill as discussed in note 3 to the unaudited consolidated financial statements.

Other Income and Expenses

Interest Expense, net	**Three Months Ended March 31**		**Nine Months Ended March 31**	
(In millions of dollars)	**2002**	2001	**2002**	2001
Interest expense, net	**0.1**	0.5	**1.5**	0.8

The interest expense for Q3 FY2002 was $0.1 million compared to interest expense of $0.5 million in Q3 FY2001. Interest charges for Q3 FY2001 included interest of $0.2 million on the $7.1 million promissory notes and interest of $0.2 million on the Dicomit notes payable which were outstanding during that period.

Interest charges for the first nine months of FY2002 were $1.5 million, an increase of $0.7 million compared to the same period last year. The increase in interest expense during the first nine months of FY2002 reflects costs associated with the discounting of accounts receivable, the issuance of promissory notes and the reduction of the interest income producing marketable securities.

Loss on dissolution of joint venture	**Three Months Ended March 31**		**Nine Months Ended March 31**	
(In millions of dollars)	**2002**	2001	**2002**	2001
Loss on dissolution of joint venture	**-**	0.9	**-**	0.9

The loss on dissolution of joint venture represents the realization of historical foreign exchange rate adjustments due to the dissolution of the Company's Japanese joint venture together with operating losses of the joint venture for the nine month period ended March 31, 2001.

Amortization of Goodwill	**Three Months Ended March 31**		**Nine Months Ended March 31**	
(In millions of dollars)	**2002**	2001	**2002**	2001
Amortization of Goodwill	**-**	0.5	**-**	1.5

The amortization of goodwill in FY2001 reflects the acquisition on May 26, 2000, of 91.5% of the outstanding shares of Dicomit, bringing the Company's interest to 100%. Goodwill associated with the Company's investment in Dicomit amounts to $9.1 million. As of July 1, 2001, the Company adopted the new goodwill accounting pronouncement which requires that goodwill is no longer amortized unless an impairment exists. This adjustment is not applied retroactively (see note 3 to the unaudited consolidated financial statements).

DISCONTINUED OPERATIONS

On June 29, 2001 the Company adopted a formal plan to dispose of its Surgical Navigation business segment.

Consequently, the results of operations of SNS have been accounted for as discontinued operations in the unaudited consolidated interim financial statements. During Q3 FY2002, the discontinued SNS operations recorded a gain of $2.7 million compared to a loss of $2.9 million in Q3 FY2001. For the first nine months of FY2002, the discontinued SNS operations recorded a gain of $5.0 million compared to a loss of $7.6 million in the first nine months of FY2001. The gain from discontinued SNS operations in FY2002 reflects a gain of $1.2 million resulting from the settlement agreement with Carl Zeiss, $1.1 million due to the de-consolidation of two SNS European subsidiaries resulting from court liquidation proceedings for the Company's SNS France and SNS International subsidiaries and $2.7 on the sale of substantially all of SNS' intellectual property. Further details on discontinued operations can be found in note 8 to the unaudited consolidated interim financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The Company's consolidated balance sheets as at March 31, 2002 and June 30, 2001 are summarized as follows:

Consolidated Balance Sheet

(In millions of dollars)	**March 31 2002**	**June 30 2001**
Current assets of continuing operations	14.2	14.5
Less: Current portion of Dicomit notes payable	(1.1)	(8.3)
Promissory notes	(1.8)	(7.1)
Other current liabilities of continuing operations	(11.5)	(19.6)
Working capital (deficiency) of continuing operations	(0.2)	(20.5)
Working capital (deficiency) of discontinued operations	(4.5)	(8.9)
Working capital (deficiency)	(4.7)	(29.4)
Capital assets	3.8	6.2
Other assets	0.9	0.9
Deferred development costs	1.0	1.4
Intangible assets	2.5	4.7
Goodwill	9.1	7.8
Non-current assets of discontinued operations	-	0.1
	12.6	(8.3)
Represented by:		
Deferred revenue	1.5	0.7
Convertible debentures	0.2	-
Non-current Liabilities of discontinued operations	0.9	-
	2.6	0.7
Shareholders' equity (deficiency)	10.0	(9.0)
	12.6	(8.3)

As of March 31, 2002, the Company held current assets from continuing operations of $14.2 million principally in the form of accounts receivable of $10.0 million, restricted cash of $2.7 million, inventory of $0.7 million and prepaid expenses and other assets of $0.8 million. The $2.7 million of restricted cash represents the proceeds of disposal of certain intellectual property of SNS and is listed as restricted pending the finalization of the distribution to SNS creditors. As the largest creditor of SNS, Cedara anticipates retaining approximately $2.5 million from the distribution of these funds.

In January 2001, the Company replaced its existing bank lenders with the National Bank of Canada ("NBC"). The NBC revolving line of credit agreement provided for an operating facility of up to $12.0 million with an additional line of $1.0 million for fixed asset additions. Short-term investments of $3.0 million as at June 30, 2001 consisted of cash, which was required to be held on deposit under the terms of this operating facility. Subsequent to June 30, 2001, the cash held on deposit was applied against the balance of the bank operating facility and following the September 28, 2001 private placement by Analogic Corporation (referred to below) the outstanding bank balance of $3.4 million was fully paid off.

On September 28, 2001 the Company announced that it had completed a private placement of 4,000,000 common shares to Analogic Corporation for net proceeds of approximately $11.0 million, after providing for cash fees of approximately $0.8 million. In February 2002, the Company announced that it had completed a private placement of 266,666 common shares. These common shares were issued in lieu of the above noted cash fees payable to a Canadian investment dealer in connection with the Analogic private placement. The use of proceeds from this transaction were as follows:

Private Placement

(In millions of dollars)	**Use of proceeds**
Repayment of Dicomit Notes payable due September 30, 2001	$4.7
Repayment of bank operating facility	3.4
General working capital purposes	3.7
Net private placement proceeds	$11.8

In addition to the equity investment, Analogic agreed to provide a guarantee to support the Company's bank facility. On January 7, 2002, the Company entered into new banking arrangements with NBC, which allows for a $9.0 million operating line, bearing interest at prime plus ½% per annum. The revised banking arrangements do not contain financial covenants. As part of the revised banking arrangements, Analogic has guaranteed the bank operating facility by way of a letter of credit issued to NBC.

As part of a software license purchase agreement signed August 29, 2001, the Company completed a private placement of 200,000 common shares on November 23, 2001 to Cerner Corporation at US$0.75 per share for proceeds of approximately $0.2 million.

As of March 31, 2002, the Company's principal sources of liquidity consist of restricted cash of $2.7 million, accounts receivable of $10.0 million and the new bank credit facility of $9.0 million. The accounts receivable of $10.0 million as of March 31, 2002, represent days sales outstanding ("DSO") of approximately 60 days compared to DSO of approximately 73 days as of June 30, 2001.

The Company's cash requirements in the short-term relate to the ongoing funding of its operations and the servicing of its debt.

On June 28, 2001, the Company signed an agreement with the Dicomit vendors to postpone certain payments of principal and interest. As part of the June 28, 2001 postponement agreement, the Company waived the right to repay any portion of the principal outstanding by the issuance of common shares. As a result of this agreement the revised principal repayment schedule for the remaining Dicomit notes payable is as follows:

Dicomit notes payable

(In millions of dollars)	**Fiscal 2002 Payment Schedule**
June 30, 2002	1.1
Dicomit notes outstanding as at March 31, 2002	1.1

On December 22, 2000, the Company issued $6.1 million dollars of promissory notes due on or before May 22, 2001, bearing interest at 5% due at maturity. On January 19, 2001, the Company issued a further $1.0 million of promissory notes, bringing the total outstanding to $7.1 million of promissory notes (the "Notes").

The Notes were exchangeable at their maturity into convertible debentures (the "Debentures") of the Company of a corresponding principal amount due five years from their date of issuance. The Debentures, subordinate to present and future senior indebtedness of the Company, are convertible into common shares of the Company at the option of the holder at a conversion price of $2.50 per share.

Under the agreement with the note-holders, the Company was required to file a prospectus with respect of the issuance of the Debentures by May 22, 2001, failing which a penalty of $0.2 million became payable. The Company received a receipt for a preliminary prospectus on April 26, 2001, but was not able, despite its efforts, to resolve all of the comments of the Ontario Securities Commission by May 22, 2001. On May 22, 2001, the Company did not exchange the Notes into convertible debentures and did not pay the prospectus penalty of $0.2 million, nor interest due on the Notes of $0.3 million. As a result, in August 2001, the Company received a letter from legal counsel representing certain Note-holders indicating an event of default and demanding repayment in full. On December 17, 2001, the Company announced that it had settled with certain note holders representing $3.5 million of the $7.1 million of promissory notes outstanding. The $3.5 million of promissory notes were exchanged for 1,400,000 common shares in December 2001.

In January and February 2002, an additional $1.5 million of promissory notes were settled via conversion to 600,000 shares at a conversion price of $2.50. Also, in January 2002, an additional $350,000 of promissory notes were settled by exchanging the notes for unsecured convertible debentures with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share. As of May 14, 2002, substantially all of the remaining $1.75 million of promissory notes were exchanged for unsecured convertible debentures with a corresponding principal amount due five years from the date of issuance bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share.

On December 14, 2001, the Company issued a US$1.0 million (Cdn.$1.6 million) short-term promissory note bearing interest at prime to Analogic, which was settled in January 2002.

The current liabilities of discontinued operations as at June 30, 2001 of $15.8 million included amounts due to Carl Zeiss, Inc. ("Zeiss") totaling $9.3 million in connection with the Company's acquisition of Zeiss' interest in SNS. The current assets of discontinued operations included $3.6 million of accounts receivable from Zeiss. On December 28, 2001, the Company announced that it had reached a settlement agreement with Zeiss. The agreement, which offsets the receivables owing from Zeiss with amounts owed to Zeiss and reduces the Company's net liabilities to Zeiss, provides for a cash settlement of US$1.5 million to Zeiss, paid out over the course of 18 months commencing April 30, 2002, and for the Company providing US$1.5 million of software licenses and engineering services to Zeiss at no charge. As detailed in note 10(a) to the unaudited consolidated interim financial statements, the Company has also provided price protection on the value of certain warrants up to US$5.50 per share commencing August 1, 2003 to July 31, 2005 to a maximum value of US$2.0 million.

The Company will continue to seek other sources of debt and equity capital and believes that the measures taken and identified above will provide sufficient liquidity to bridge the Company to a longer-term financing solution. However, there can be no assurance that the Company will be successful in its efforts.

CASH FLOWS

Continuing operations consumed cash of $11.5 million in Q3 FY2002 compared to $3.6 million in same period last year. Cash generated in the discontinued SNS operations was $2.5 million for Q3 FY2002 compared to cash consumed of $5.7 million in Q3 FY2001.

For the nine months ended March 31, 2002, continuing operations provided cash of $3.0 million, an increase of $3.9 million over the $0.9 million cash consumed in the same period last year. Discontinued SNS operations generated cash of $1.7 million for the nine months ended March 31, 2002, an improvement of $10.9 million compared to the cash usage of $9.2 million in the same period last year.

Operating activities

Continuing operating activities used cash of $5.0 million in Q3 FY2002 compared to $5.8 million in the same period last year. The $5.0 million in cash usage in Q3 FY2002 reflects cash generated from operations before changes in working capital of $0.7 million offset by a $5.7 million increase in working capital requirements. The increase in working capital in Q3 FY2002 is due primarily to increased accounts receivable of $4.7 million and reduced deferred revenue of $1.0 million. In Q3 FY2001, breakeven cash provided by operations before changes in working capital was offset by increased working capital of $5.8 million, which was due primarily to higher accounts receivable of $4.6 million and a reduction in accounts payable of $1.6 million.

Continuing operating activities in the first nine months of FY2002 used cash of $1.6 million, compared to cash usage of $7.8 million in the first nine months of FY2001. The improvement in operating cash flow in the first nine months of FY2002 is due primarily to reduced operating losses.

Financing activities

Financing activities consumed cash of $3.8 million in Q3 FY2002 compared to cash used in financing activities of $0.9 million in Q3 FY2001. The Q3 FY2002 financing activities reflect the repayment of a $1.6 million promissory note to Analogic Corporation and the $2.2 million repayment of Dicomit notes payable. The Q3 FY2001 financing activities reflect a $1.8 million repayment of Dicomit notes payable and an increase in deferred financing charges in connection with the promissory notes issue offset partially by the issuance of $1.0 million of promissory notes.

Financing activities for the first nine months of FY2002 produced cash of $4.9 million compared to $3.8 million in the same period last year. Financing activities for the first nine months of FY2002 reflect the September 28, 2001 private placement of 4,000,000 common shares to Analogic Corporation at $2.96 per share for net proceeds of approximately $11.8 million, (after taking into account the issuance of 266,666 common shares to a Canadian investment dealer) and the November 23, 2001 private placement to Cerner Corporation of 200,000 common shares at US$0.75 per share for proceeds of approximately $0.2 million offset partially by the repayment of Dicomit notes payable of $7.2 million.

Financing activities in the first nine months of FY2001 reflect the issuance of $7.1 million of promissory notes offset partially by a $2.9 million repayment of Dicomit notes payable and an increase in deferred financing charges of $0.4 million in connection with the promissory notes issue.

Investing activities

Investing activities used cash of $2.8 million in Q3 FY2002 compared to providing cash of $3.1 million in Q3 FY2001. The Q3 FY2002 investing activities of $2.8 million reflects primarily the increase in restricted cash which represents the proceeds from the sale of the SNS intellectual property together with minor additions to fixed and intangible assets. The source of cash from investing activities in Q3 FY2001 of $3.1 million is due primarily to a reduction in marketable securities of $6.7 million offset partially by the increase in short-term investments of $3.0 million held against the Company's outstanding bank indebtedness.

Investing activities for the first nine months of FY2002 provided cash of $0.1 million, compared to the $3.7 million in the same period last year. For the first nine months of FY2002, cash provided by investing activities of $0.1 million reflects the application of the $3.0 million short-term investment against the Company's bank indebtedness offset by the increase in restricted cash of $2.7 million. Investing activities for the first nine months of FY2001 reflect primarily the decrease in marketable securities of $8.0 million offset by the $3.0 million increase in short-term deposits held against the Company's outstanding bank indebtedness.

The Company's bank indebtedness as at March 31, 2002 stood at $6.4 million compared to bank indebtedness of $10.7 million at the same time last year representing a decrease of $4.3 million and is due to the above mentioned items.

OUTLOOK

The Company anticipates the healthcare imaging software market to grow at an accelerating rate over the next several years, and management is committed to enhancing Cedara's position in this field. The Company will continue to monitor and control its cost structure in an effort to achieve cash positive operations. To reinforce Cedara's technological and market position, and to strengthen product quality, strategic investment in R&D will remain a priority. Cedara has through its history developed a unique approach to providing value to its customer base in the form of healthcare imaging software applications, toolkits and services. As the market for skilled resources tightens and as healthcare imaging applications become more complex, Cedara believes its major customers will increasingly value it as an outsourcing partner.

CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)
March 31, 2002 and June 30, 2001

	March 31, 2002 (unaudited)	June 30, 2001
Assets		
Current assets:		
Restricted cash (note 8)	$ 2,700	$ –
Short-term investments	–	3,000
Accounts receivable	9,967	9,467
Inventory	685	957
Prepaid expenses and other assets	834	1,096
Current assets of discontinued operations (note 8)	–	6,937
	14,186	21,457
Capital assets (note 12)	3,827	6,163
Other assets	888	888
Deferred development costs (note 13)	1,036	1,453
Intangible assets (notes 3 and 14)	2,528	4,711
Goodwill (note 3)	9,053	7,836
Non-current assets of discontinued operations (note 8)	–	114
	$ 31,518	$ 42,622
Liabilities and Shareholders' Equity (Deficiency)		
Current liabilities:		
Bank indebtedness (note 5)	$ 6,409	$ 11,092
Accounts payable and accrued liabilities	4,997	8,560
Notes payable (note 7)	1,100	8,300
Promissory notes payable (note 9)	1,750	7,100
Current liabilities of discontinued operations (note 8)	4,534	15,835
	18,790	50,887
Deferred revenue	1,519	740
Convertible subordinated debentures (note 9)	247	–
Non-current liabilities of discontinued operations (note 8)	920	–
Shareholders' equity (deficiency):		
Capital stock (notes 4, 6 and 9)	104,499	87,315
Warrants	3,260	3,260
Deficit	(97,717)	(99,580)
	10,042	(9,005)
Subsequent events (notes 1, 4, 9, 15, and 17)		
Commitments (notes 8, 10 and 15)		
	$ 31,518	$ 42,622

See accompanying notes to unaudited consolidated financial statements.

1C

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

	Three Months Ended March 31		Nine Months Ended March 31	
	2002	2001	2002	2001
Revenue	$ 11,462	$ 13,786	$ 34,225	$ 32,858
Direct costs	2,815	5,440	9,168	13,726
Gross margin	8,647	8,346	25,057	19,132
Expenses:				
Research and development	3,434	2,804	9,254	7,784
Sales and marketing	969	1,379	4,040	5,294
General and administration	2,802	3,086	8,200	9,167
Severance costs	227	–	725	565
Other charges	422	412	555	1,296
Amortization of deferred compensation	–	1,045	–	3,113
Amortization of intangible assets	367	491	1,096	1,473
Depreciation and amortization	943	499	2,798	1,835
	9,164	9,716	26,668	30,527
Loss before interest expense, loss on dissolution of joint venture and goodwill amortization	(517)	(1,370)	(1,611)	(11,395)
Interest expense, net	133	459	1,528	803
Loss on dissolution of joint venture	–	916	–	916
Loss before undernoted	(650)	(2,745)	(3,139)	(13,114)
Amortization of goodwill	–	509	–	1,543
Loss from continuing operations	(650)	(3,254)	(3,139)	(14,657)
Income (loss) from discontinued operations (note 8)	2,700	(2,851)	5,002	(7,649)
Net income (loss)	$ 2,050	$ (6,105)	$ 1,863	$ (22,306)
Earnings (loss) per share from continuing operations:				
Basic	$ (0.03)	$ (0.20)	$ (0.15)	$ (0.90)
Diluted	(0.03)	(0.20)	(0.15)	(0.90)
Earnings (loss) per share:				
Basic	$ 0.09	$ (0.38)	$ 0.09	$ (1.38)
Diluted	0.09	(0.38)	0.09	(1.38)

See accompanying notes to unaudited consolidated financial statements

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Shareholders' Equity (Deficiency)

(In thousands of Canadian dollars, except per share amounts)

	Common Shares		Warrants		Cumulative translation adjustment	Deficit	Total shareholders' equity
	Number	Amount	Number	Amount			
Balance, June 30, 2000	16,204,647	$88,420	–	$ –	$ (395)	$ (31,779)	$ 56,246
Net loss for the period	–	–	–	–	–	(22,306)	(22,306)
Issued (note 10(a))	–	–	363,636	3,000	–	–	3,000
Compensation warrants issued	–	–	42,000	105	–	–	105
Compensation options issued	–	–	200,000	155	–	–	155
Reduction in equity portion of Dicomit Notes	–	(1,800)	–	–	–	–	(1,800)
Issue of shares on settlement of Dicomit Notes	801,683	1,800	–	–	–	–	1,800
Equity portion of convertible debentures (note 9)	–	2,685	–	–	–	–	2,685
Adjustment to reflect equity portion of Dicomit notes at fair value	–	260	–	–	–	(260)	–
Current period translation adjustment	–	–	–	–	(171)	–	(171)
Realization of cumulative translation adjustment on dissolution of Joint Venture	–	–	–	–	566	–	566
Balance, March 31, 2001	17,006,330	$91,365	605,636	$3,260	–	$ (54,345)	$ 40,280
Balance, June 30, 2001	16,997,994	$ 87,315	605,636	$ 3,260	$ –	$ (99,580)	$ (9,005)
Net income for the period	–	–	–	–	–	1,863	1,863
Issue of shares on Analogic financing (note 4)	4,000,000	11,843	–	–	–	–	11,843
Share issue costs (note 4)	–	(600)	–	–	–	–	(600)
Shares issued in payment of financing fee (note 4)	266,666	600	–	–	–	–	600
Issue of shares on Cerner financing (note 6)	200,000	238	–	–	–	–	238
Issue of shares on settlement of promissory notes (note 9)	2,000,000	5,000	–	–	–	–	5,000
Equity portion of convertible subordinated debentures (note 9)	–	103	–	–	–	–	103
Balance, March 31, 2002	23,464,660	$ 104,499	605,636	$ 3,260	$ –	$ (97,717)	$ 10,042

See accompanying notes to unaudited consolidated financial statements.

CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

	Three Months Ended March 31		Nine Months Ended March 31	
	2002	2001	2002	2001
Cash provided by (used in):				
Operating activities:				
Loss from continuing operations	$ (650)	$(3,254)	$(3,139)	$(14,657)
Items not involving cash:				
Depreciation and amortization	1,310	990	3,894	3,308
Amortization of deferred compensation	–	1,045	–	3,113
Amortization of goodwill (note 3)	–	509	–	1,543
Loss on dissolution of joint venture	–	566	–	566
Other	–	143	–	414
	660	(1)	755	(5,713)
Change in non-cash operating working capital:				
Accounts receivable	(4,683)	(4,604)	(34)	(2,612)
Inventory	307	(91)	272	(602)
Prepaid expenses and other assets	(26)	297	262	1,045
Accounts payable and accrued liabilities	(233)	(1,638)	(3,672)	(66)
Deferred revenue	(1,046)	232	779	162
	(5,681)	(5,804)	(2,393)	(2,073)
	(5,021)	(5,805)	(1,638)	(7,786)
Financing activities:				
Decrease in notes payable	(2,200)	(1,800)	(7,200)	(2,900)
Repayment of other note payable	(1,572)	–	–	–
Issue of shares	–	–	12,081	–
Issue of promissory notes	–	950	–	7,100
Debt financing costs	–	(28)	–	(415)
	(3,772)	(878)	4,881	3,785
Investing activities:				
Increase in restricted cash	(2,700)	–	(2,700)	–
Additions to intangible assets	(56)	(52)	(132)	(82)
Additions to capital assets	(11)	(191)	(42)	(877)
Decrease (increase) in short-term investments	–	(3,000)	3,000	(3,000)
Decrease in marketable securities	–	6,691	–	7,970
Other	–	(353)	–	(353)
	(2,767)	3,095	126	3,658
Effect of exchange rate changes on cash and cash equivalents	35	18	(358)	(519)
Change in cash and cash equivalents from continuing operations	(11,525)	(3,570)	3,011	(862)
Change in cash and cash equivalents from discontinued operations (note 8)	2,505	(5,738)	1,672	(9,224)
Cash and cash equivalents (bank indebtedness), beginning of period	2,611	(1,411)	(11,092)	(633)
Bank indebtedness, end of period	$(6,409)	$ (10,719)	$ (6,409)	$(10,719)

Cash and cash equivalents include those deposits with original maturities of 90 days or less.

See accompanying notes to unaudited consolidated financial statements.

10

CEDARA SOFTWARE CORP.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars)

Nine months ended March 31, 2002 and March 31, 2001

1. Basis of presentation:

The accompanying unaudited consolidated financial statements have been prepared on a "going concern" basis in accordance with Canadian generally accepted accounting principles ("GAAP"), which assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The use of the going concern assumption may not be appropriate as the Company has a working capital deficiency, which includes a requirement to settle the remaining notes payable owed to the former owners of Dicomit (see note 7), the remaining promissory notes (see note 9), and the current liabilities of its discontinued SNS operations, including the current portion of the deferred acquisition payments due to Carl Zeiss (see note 8).

As at March 31, 2002, the Company has a newly established $9,000 bank operating facility (see note 5). Notes payable to the former owners of Dicomit total $1,100 and are due June 30, 2002 and of the original $7,100 of promissory notes, $1,750 remain outstanding. Current liabilities of discontinued operations at March 31, 2002 totaled $4,529 and include $2,364 of non cash obligations which will be settled by the provision of software licenses and services (see note 10(b)).

Since March 31, 2002, the Company completed a private placement of 580,461 common shares to Analogic Corporation at approximately $2.35 per share for net proceeds of approximately $1,364 at the current exchange rate (see note 4). On May 14, 2002, the Company announced the private placement of convertible debentures for approximately $1,100 to Toyo Corporation of Japan (see note 17).

As of May 14, 2002, substantially all of the remaining $1,750 of promissory notes were exchanged for unsecured convertible debentures with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share.

Management is continuing to pursue additional sources of financing and is taking steps to return the Company to profitable operations. There can be no assurance management will be successful in its efforts.

2. Significant accounting policies:

The disclosures contained in these unaudited interim consolidated financial statements do not include all the disclosures required under generally accepted accounting principles (GAAP) for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended June 30, 2001.

The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the annual consolidated financial statements, except as herein noted.

(In thousands of Canadian dollars)

In the opinion of management these unaudited interim consolidated financial statements include all adjustments, including normal recurring adjustments, necessary to present fairly the financial position of the Company as at March 31, 2002 and the results of its operations and its cash flows for the three and nine months ended March 31, 2002 and 2001. Results for the three and nine months ended March 31, 2002 are not necessarily indicative of the results to be expected for the entire year.

Effective July 1, 2001, the Company adopted the new recommendations of CICA Handbook Section 3500 with respect to reporting of earnings per share. The new standard requires the use of the treasury stock method for calculating diluted earnings per share. The corporation has adopted the new recommendations retroactively and no restatement was required.

3. Goodwill and intangible assets:

On July 1, 2001, the Company adopted the provisions of the new Canadian Institute of Chartered Accounts Handbook Section 3062 ("CICA 3062"), "Goodwill and Other Intangible Assets". Under CICA 3062, goodwill is not amortized and is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. When the carrying amount of goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess and is presented as a separate line item in the income statement before extraordinary items and discontinued operations. Goodwill is tested for impairment on a reporting unit basis. The Company performed transitional impairment tests on goodwill and intangible assets with indefinite useful lives. The Company has identified only one reporting unit. Intangible assets with definite useful lives continue to be amortized over their useful lives.

In accordance with CICA 3062, the Company has ceased amortizing goodwill and on July 1, 2001 the Company reclassified an intangible asset to goodwill with a net book value of $1,217 (original cost of $1,800 and accumulated amortization to July 1, 2001 of $583). The intangible asset represents the value assigned to the workforce acquired on the acquisition of Dicomit on May 22, 2000. The Company continues to amortize its remaining intangible assets as described in note 14. Goodwill is as follows:

	March 31 2002	June 30, 2001
Goodwill	$ 9,053	$ 10,345
Less accumulated amortization	–	2,509
	$ 9,053	$ 7,836

This change in accounting policy resulted in a reduction in amortization expense related to goodwill of $1,575 and a reduction in amortization expense related to intangible assets of $450 for the period ended March 31, 2002. In accordance with the requirements of CICA 3062, this change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The Company's total goodwill balance at March 31, 2002 is $9,053.

CEDARA SOFTWARE CORP.

Unaudited Notes to Consolidated Financial Statements
(In thousands of Canadian dollars)

Nine months ended March 31, 2002 and March 31, 2001

The Company's pro forma net loss from operations and basic and fully diluted earnings (loss) per share assuming CICA 3062 had been adopted at the beginning of fiscal 2001 are as follows:

	Three Months Ended March 31		Nine Months Ended March 31	
	2002	2001	2002	2001
Reported net loss from continuing operations	$ (650)	$ (3,254)	$ (3,139)	$ (14,657)
Add: Amortization of goodwill	–	509	–	1,543
Amortization of intangible asset workforce	–	150	–	450
Adjusted net loss from continuing operations	(650)	(2,595)	(3,139)	(12,664)
Gain (loss) from discontinued operations	2,700	(2,851)	5,002	(7,649)
Adjusted net loss	$ 2,050	$ (5,446)	$ 1,863	$ (20,313)
Basic earnings (loss) per share:				
Reported net loss from continuing operations	$ (0.03)	$ (0.20)	$ (0.15)	$ (0.90)
Amortization of goodwill	–	0.03	–	0.10
Amortization of intangible asset workforce	–	0.01	–	0.03
Adjusted net loss from continuing operations	(0.03)	(0.16)	(0.15)	(0.78)
Gain (loss) from discontinued operations	0.12	(0.18)	0.25	(0.47)
Adjusted net loss	$ 0.09	$ (0.34)	$ 0.09	$ (1.25)
Diluted earnings (loss) per share:				
Reported net loss from continuing operations	$ (0.03)	$ (0.20)	$ (0.15)	$ (0.90)
Amortization of goodwill	–	0.03	–	0.10
Amortization of intangible asset workforce	–	0.01	–	0.03
Adjusted net loss from continuing operations	(0.03)	(0.16)	(0.15)	(0.78)
Gain (loss) from discontinued operations	0.12	(0.18)	0.25	(0.47)
Adjusted net loss	$ 0.09	$ (0.34)	$ 0.09	$ (1.25)

4. Investment by Analogic Corporation:

On September 28, 2001, the Company completed a private placement of 4,000,000 common shares to Analogic Corporation ("Analogic") at $2.96 per share for proceeds of $11,843. As a result of the transaction, Analogic held approximately 19.0% of the issued and outstanding common shares of the Company after giving effect to its investment. As part of the investment, Analogic guaranteed the Company's bank operating facility by way of a letter of credit issued to the bank. The parties also agreed that two nominees of Analogic will sit on the current seven-person Board of Directors. In connection with this investment, Analogic received pre-emptive rights to allow Analogic to maintain its percentage of ownership in the Company in the event of certain future issuances of the Company's common shares, subject to regulatory approval. The Company issued 266,666 shares valued at $2.25 as compensation in lieu of financing fees due to a third party as a result of the Analogic investment. Analogic is a leading custom designer and manufacturer of advanced systems and

(In thousands of Canadian dollars)

subsystems sold to major health and security Original Equipment Manufacturers, comprising a customer base that largely overlaps the Company's.

The use of proceeds from this financing included repayment of $4,700 of notes payable issued in connection with the acquisition of Dicomit and the repayment of the remaining bank indebtedness of approximately $3,400, which was outstanding as of September 28, 2001. The remaining proceeds were used to fund general working capital needs.

On May 3, 2002, the Company completed a private placement of 580,461 common shares to Analogic at approximately $2.35 per share for net proceeds of approximately $1,364.

5. Bank indebtedness:

On January 7, 2002, the Company entered into revised banking arrangements with the bank, which allows for a $9,000 operating line, bearing interest at prime plus ½% per annum. The revised banking arrangements do not contain financial covenants. As part of the revised banking arrangements, Analogic has guaranteed the bank operating facility by way of a letter of credit issued to the bank. The current operating facility is secured by a general security agreement granting a first security interest in all of the Company's present and after-acquired property. Should the bank draw on the letter of credit issued by Analogic, the bank's security position will transfer to Analogic.

6. Investment by Cerner Corporation

As part of a software license purchase agreement signed August 29, 2001, the Company completed a private placement of 200,000 common shares on November 23, 2001 to Cerner Corporation ("Cerner") at US$0.75 (Cdn.$1.19) per share for proceeds of approximately $238.

7. Notes payable

On December 14, 2001, the Company issued a US$1,000 short-term promissory note to Analogic, which was settled January 23, 2002. The note was interest bearing at US prime.

Under the amended payment terms for the notes payable in relation to the acquisition of Dicomit, the Company paid $2,200 during the three months ended March 31, 2002 ($7,200 during the nine months ended March 31, 2002) to reduce the amount of notes outstanding to $1,100. The remaining $1,100 is due June 30, 2002.

8. Discontinued operations:

On June 29, 2001 the Board of Directors of the Company adopted a formal plan to dispose of its Surgical Navigation business segment, which included the disposal of its wholly-owned subsidiary SNS Inc. and its subsidiaries. As a result, the Surgical Navigation business segment is presented as

(In thousands of Canadian dollars)

discontinued operations in these unaudited consolidated financial statements. Prior years' and periods' financial statements have been restated to conform to discontinued operations treatment.

On August 14, 2001, the Company's discontinued subsidiary, Surgical Navigation Specialists Inc. ("SNS") obtained an order for protection under the Companies' Creditors Arrangement Act ("CCAA"). The effect of the Order was to stay the current obligations of SNS to creditors. On April 17, 2002, the Ontario Superior Court of Justice approved SNS's Plan of Arrangement.

On October 19, 2001, the Grenoble (France) commercial court opened a procedure of compulsory liquidation against SNS France, a subsidiary of SNS. By virtue of this judgment, a liquidator has been appointed who is responsible for collecting the assets of SNS France and paying its debts. On November 2, 2001, SNS International, a subsidiary of SNS, submitted a petition for insolvency to the Amstgericht Aalen (Germany). The Amstgericht Aalen made the decision to open a review of the matter and appointed a preliminary insolvency administrator on November 6, 2001.

As a result of these developments, the Company has lost control of both SNS France and SNS International, and the assets and liabilities of each entity have been excluded from the assets and liabilities of discontinued operations. The de-consolidation of these subsidiaries has resulted in a gain totaling $1,129, due to the loss of control by the Company of the subsidiaries' operations.

On December 10, 2001, the Company negotiated a settlement for payment of the deferred acquisition payments due to Zeiss, which included the offsetting of receivables from Zeiss and Zeiss subsidiaries with the amounts owed to Zeiss, along with a reduction in the net amounts payable. As a result, a gain of $1,173 has been recognized as part of the gain on disposition of discontinued operations (see note 10(b)).

On March 7, 2002 SNS sold substantially all of its intellectual property for proceeds of $2,700, resulting in a gain of $2,700 on disposition of discontinued operations. The proceeds have been included as restricted cash, pending completion of the plan of arrangement.

The following summarizes the balance sheet, statement of operations and statement of cash flows information for the Company's discontinued operations:

Balance Sheet	March 31, 2002	June 30, 2001
	(unaudited)	
Current assets	$ –	$ 6,937
Capital assets and intangibles	–	114
Current liabilities	(4,534)	(15,835)
Non-current liabilities	(920)	–
Net assets (liabilities) of discontinued operations	$ (5,454)	$ (8,784)

Current assets of discontinued operations comprised mainly inventory and accounts receivable at June 30, 2001. Included in current liabilities are deferred acquisition payments in the amount of $3,809 and trade payables and accrued liabilities. Non-current liabilities consist of deferred

(In thousands of Canadian dollars)

acquisition payments in the amount of $920 for total deferred acquisition payments of $4,729 (or US$3,000 - see note 10(b)).

	Three Months Ended March 31		Nine Months Ended March 31	
Statement of Operations	2002	2001	2002	2001
Revenue	$ 37	$ 4,761	$ 457	$14,039
Loss from operations	–	(2,851)	–	(7,649)
Gain on disposition of discontinued operations	2,700	–	5,002	–
Gain (loss) from discontinued operations	$ 2,700	$ (2,851)	$ 5,002	$ (7,649)
Earnings (loss) per share from discontinued operations:				
Basic earnings (loss) per share from discontinued operations	$ 0.12	$ (0.18)	$ 0.25	$ (0.47)
Diluted earnings (loss) per share from discontinued operations	$ 0.12	$ (0.18)	$ 0.25	$ (0.47)

	Three Months Ended March 31		Nine Months Ended March 31	
Statement of Cash Flows	2002	2001	2002	2001
Operating activities	$ 2,505	$ (4,615)	$ 1,672	$ (7,339)
Financing activities	–	–	–	–
Investing activities	–	(1,123)	–	(1,885)
Cash provided by (used in) discontinued operations	$ 2,505	$ (5,738)	$ 1,672	$ (9,224)

9. Promissory notes:

On December 22, 2000, the Company issued $6,150 of promissory notes payable (the "Notes"), due on or before May 22, 2001, bearing interest at 5%, due at maturity and 1,230,000 detachable warrants of Surgical Navigation Specialists Inc. ("SNS"), a wholly-owned subsidiary of the Company. On January 19, 2001, the Company issued a further $950 of Notes, with the same terms and conditions and 270,000 detachable warrants of SNS.

Under an agreement with certain note-holders, the Company was required to file a prospectus with the Ontario Securities Commission in respect of the issuance of the Debentures by May 22, 2001, or make a cash payment to the note-holders of $29.33 per $1,000 principal amount of the Notes. The Notes are exchangeable into registered or unregistered convertible debentures at the option of the Company. The Company received a receipt for a preliminary prospectus on April 26, 2001 but was

(In thousands of Canadian dollars)

not able, despite its efforts, to resolve all of the comments of the Ontario Securities Commission by May 22, 2001.

On May 22, 2001, the Company did not exchange the Notes into unregistered debentures and had not paid the prospectus penalty of $208 nor interest due on the Notes. As a result, the Company received a letter from the note-holders indicating an event of default and requesting payment in full.

On December 17, 2001, $3,500 of the $7,100 promissory notes outstanding were settled via conversion to 1,400,000 common shares at a conversion price of $2.50 per share.

During January 2002 and February 2002, $1,500 of promissory notes were settled via conversion to 600,000 common shares at a conversion price of $2.50.

During January 2002, $350 of promissory notes were settled by exchanging the notes for unsecured convertible debentures with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share. The equity component of the convertible debentures has been valued at $103 and included in capital stock.

As of May 14, 2002, substantially all of the remaining $1,750 of promissory notes were exchanged for unsecured convertible debentures with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share.

10. Acquisitions

(a) Acquisition of Remaining Twenty Percent Interest in Surgical Navigation Specialists Inc.:

On July 1, 1998, the Company entered into an agreement with Carl Zeiss, Inc. ("Zeiss"), whereby the Company and Zeiss agreed to form Surgical Navigation Specialists Inc. ("SNS"), a joint venture to develop and sell image-guided surgery systems. The ownership interests of the Company and Zeiss at the date of formation were 80% and 20%, respectively. Concurrent with the launch of SNS' commercial surgical navigation platform and workstation in late fiscal 2000, Zeiss informed the Company of its desire to withdraw from the joint venture, thereby eliminating SNS' distribution channel.

Effective October 1, 2000, the Company acquired Zeiss' interest in SNS, whereby Zeiss exchanged its 20% ownership for $3,000 of warrants exercisable into common shares of the Company and options to purchase SNS shares. The Company has provided price protection on the value of the warrants up to US$5.50 per share commencing August 1, 2003 to July 31, 2005 to a maximum value of US$2,000 through either the issuance of cash or shares at the Company's option. The excess of

(In thousands of Canadian dollars)

the $3,000 purchase price over fair value of the net assets acquired was allocated to goodwill. Upon completion of the transaction, SNS became a wholly-owned subsidiary of the Company.

(b) Acquisition of IGS Business:

Contemporaneous with the acquisition of Zeiss' interest in SNS, the Company acquired certain assets, rights and contracts related to the image-guided surgery ("IGS") business of Zeiss, including assuming employment contracts for certain sales staff and applications specialists. Payment to Zeiss in connection with acquisition of the IGS business required the Company to pay for acquired inventory as it was sold and certain royalties on future sales, as the revenue associated with these sales were collected.

The acquisition was accounted for using the purchase method and the fair value of the net assets acquired was as follows:

Non cash working capital	$ 7,271
Net assets	7,271
Total consideration (inclusive of deferred acquisition payments, see note 8)	12,157
Excess of purchase price over fair value of net assets acquired allocated to goodwill	4,886
Accumulated amortization of goodwill included under discontinued operations	(4,886)
Net value of goodwill	$ –

On December 10, 2001 the Company agreed with Carl Zeiss, Inc. to offset all amounts owing between Zeiss entities and the Company's entities and to defer and reduce the balance owing to Zeiss entities. The revised obligation of the Company is to pay US$1,500 over 18 months commencing April 2002 and ending in September 2003, and for the Company to provide US$1,500 in software licenses and or services to Zeiss for the period December 10, 2001 until December 2004.

11. Segmented information and major customers:

The Company develops and markets diagnostic imaging, image management, and software products for integration with medical solutions offered by world leaders in the healthcare sector. The Company's products include 2D and 3D medical imaging software applications, components, platforms, and custom engineering solutions. The Company serves one industry segment, diagnostic imaging and related information solutions.

(In thousands of Canadian dollars)

All of the Company's revenues are exports as follows:

	Asia	United States	Europe	Total revenue
Three months ended March 31:				
2002	$ 7,336	$ 2,514	$ 1,612	$ 11,462
2001	5,246	6,055	2,485	13,786
Nine months ended March 31:				
2002	$ 17,621	$ 9,411	$ 7,193	$ 34,225
2001	14,115	13,814	4,929	32,858

All of the assets of continuing operations are located in North America. Revenues to customers that individually generate more than 10% of revenue are as follows:

	Three Months Ended March 31		Nine Months Ended March 31	
	2002	2001	2002	2001
Customer A	40 %	19 %	25 %	30 %
Customer B	9 %	20 %	15 %	17 %
Customer C	2 %	8 %	13 %	8 %
Customer D	– %	7 %	– %	13 %
Customer E	– %	3 %	13 %	– %
Customer F	23 %	10 %	8 %	4 %
Customer G	10 %	– %	7 %	– %

12. Capital assets:

	March 31, 2002	June 30, 2001
Furniture and fixtures	$ 490	$ 490
Equipment	9,253	9,228
Software	3,983	3,968
Leasehold improvements	5,455	5,452
	19,181	19,138
Less accumulated depreciation	15,354	12,975
	$ 3,827	$ 6,163

(In thousands of Canadian dollars)

13. Deferred development costs:

	March 31, 2002	June 30, 2001
Deferred development costs	$ 2,102	$ 2,102
Less accumulated amortization	1,066	649
	$ 1,036	$ 1,453

14. Intangible assets:

	March 31, 2002	June 30, 2001
Core ultrasound technology	$ 3,900	$ 3,900
Acquired workforce	–	1,800
Other acquired technology	684	684
Patents	482	350
	5,066	6,734
Less accumulated amortization	2,538	2,023
	$ 2,528	$ 4,711

Intangible amortization expense for the nine months ended March 31, 2002 was $1,096 (March 31, 2001 - $1,473). Core ultrasound technology and other acquired technology is amortized over 3 years. Workforce was amortized over 3 years during the nine months ended March 31, 2001. Effective July 1, 2001, the unamortized value of workforce which was previously included as an intangible asset was reallocated to goodwill as a result of the adoption of CICA Handbook Section 3062 (see note 3). Patents are being amortized over their estimated useful lives of 10 years.

15. Fair values of financial instruments:

The Company financed specific receivables with aggregate book values of $2,965 and received net proceeds of $2,700, through issuance of bills of exchange. Prior to March 31, 2002, bills of exchange amounting to $2,261 were settled. Subsequent to March 31, 2002, the Company financed additional receivables with aggregate book values of $887 and received net proceeds of $816, through issuance of bills of exchange. The financing of receivables has been treated as a sale of receivables for accounting purposes.

The Company also sold receivables during the nine month period ended March 31, 2002 amounting to $4,250 for net proceeds of $3,873.

16. Comparative figures:

Certain prior years' and prior periods' figures have been reclassified to conform with the current period's presentation.

17. Subsequent event

On May 14, 2002, the Company completed a private placement of $1,100 of unsecured convertible subordinated debentures with a corresponding principal amount due five years from the date of issuance, bearing interest at 5% and convertible into common shares at a conversion price of $2.50 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2002

CEDARA SOFTWARE CORP.

By: /s/ FRASER SINCLAIR
Fraser Sinclair
Chief Financial Officer